

December 8, 2011

<u>Via E-mail</u>
Mr. Lo Chung Mei
President and Chief Executive Officer
China United Insurance Service, Inc.
Building 4F,
Hesheng Plaza No. 26 Yousheng S Rd.
Jinshui District, Zhengzhou, Henan
PRC

> **Re:** **China United Insurance Service, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1/A**
> **Filed December 2, 2011**
> **File No. 333-174198**

Dear Mr. Lo:

We have reviewed your amended registration statement and response letter filed December 2, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 4 to Registration Statement on Form S-1/A</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29</u>

1. Please ensure that your MD&A discussion is updated for interim financial information through the period ended September 30, 2011 everywhere as applicable. For example, your contractual obligations disclosure should disclose total future minimum lease payments under operating leases through the date of the most recent interim balance sheet presented. Please refer to Item 303 of Regulation S-K.

Business
Products and Services, page 43

2. Please note that unless you are providing historical information regarding fiscal 2010 in comparison with fiscal 2011, you must update your disclosure on pages 43-45 of your document, and elsewhere in your prospectus, for fiscal 2011 or the most recent quarter, as applicable. In addition, if you are using an "as of" date in the prospectus, please update the disclosure to a date no later than the date of the latest financial statements included.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ibolya Ignat at (202) 551-3656 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239, Jennifer Riegel at (202) 551-3575, or me at (202) 551-3710 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riedler
Assistant Director

cc: Mark E. Crone
        The Crone Law Group
        101 Montgomery Street, Suite 2650
        San Francisco, CA 94104